EXHIBIT 99.1

MAGAL SECURITY SYSTEMS ANNOUNCES FILING OF 2018 ANNUAL REPORT
YEHUD, Israel, April 15, 2019 -- Magal Security Systems Ltd. (Magal (NASDAQ: MAGS)) announced that earlier today it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission.
The annual report is available on the Company's website (www.magalsecurity.com).   Shareholders may receive a hard copy of the annual report free of charge upon request.
About Magal
Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Since 1969, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under some of the most challenging conditions.
For more information:
Magal Security Systems Ltd. Dror Sharon, CEO Tel: +972 3 539 1421 Assistant: Ms. Diane Hill E-mail: dianeh@magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1-646-688-3559 E-mail: magal@gkir.com